

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Ingo Mueller
Chief Executive Officer
AgriFORCE Growing Systems Ltd.
300 – 2233 Columbia Street
Vancouver, BC V5Y 0M6
Canada

> **Re: AgriFORCE Growing Systems Ltd.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2022**
> **File No. 333-266441**

Dear Mr. Mueller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing